UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JIAYUAN.COM INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

477374 102
(CUSIP Number)

Guodong Sun Vast Profit Holdings Limited Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong (+86) 130 1108 8716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Vast Profit Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Percentage calculated based on 49,778,037 Ordinary Shares outstanding as of September 30, 2015 as provided by the Company. The percentage will be 21.5% if the calculation excludes 4,145,727 treasury shares held by the Company from the Company’s total number of outstanding Ordinary Shares.

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Guodong Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%(1)
14.	TYPE OF REPORTING PERSON IN

(1)
Percentage calculated based on 49,778,037 Ordinary Shares outstanding as of September 30, 2015 as provided by the Company. The percentage will be 21.5% if the calculation excludes 4,145,727 treasury shares held by the Company from the Company’s total number of outstanding Ordinary Shares.

INTRODUCTORY NOTES

This amendment No. 3 (the “Amendment No. 3”) amends and supplements the statement on the Schedule 13D filed on March 3, 2015 (as previously amended by the Amendment No. 1 to the Schedule 13D filed on March 30, 2015 and the Amendment No. 2 to the Schedule 13D filed on June 5, 2015 on behalf of the Reporting Persons with the United States Securities and Exchange Commission, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 7, 2015, the Company, LoveWorld Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands (“Parent”), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming an indirect wholly-owned subsidiary of Baihe Network Co., Ltd., a joint-stock company incorporated under the laws of the Peoples’ Republic of China.

Vast Profit submitted the Renewed Proposal on June 4, 2015 to the board of directors of the Company to acquire all of the outstanding Ordinary Shares not already beneficially owned by the Reporting Persons. In light of the Company’s execution of the Merger Agreement, the Reporting Persons no longer intend to pursue the Proposed Transaction contemplated in the Renewed Proposal and hereby withdraw, with immediate effect, the Renewed Proposal.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	December 8, 2015

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

GUODONG SUN

/s/ Guodong Sun